Filed by Agnico-Eagle Mines Limited pursuant to
Rule 425 under the Securities Act of 1933
Commission file number: 001-13422
Subject Company: Grayd Resource Corporation
Commission file number: N/A

NEWS RELEASE

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO-EAGLE AND GRAYD ENTER INTO A DEFINITIVE AGREEMENT
WHEREBY AGNICO-EAGLE WILL ACQUIRE GRAYD

Toronto (September 19, 2011) — Agnico-Eagle Mines Limited (“Agnico-Eagle”) (NYSE & TSX: AEM) and Grayd Resource Corporation (“Grayd”) (TSX-V: GYD & OTCQX: GYDRF) jointly announce that they have entered into an acquisition agreement, pursuant to which Agnico-Eagle has agreed to offer to acquire all of the outstanding common shares of Grayd at $2.80 per share by way of a take-over bid.  The transaction is valued at approximately $275 million on a fully-diluted basis.  The offer price of $2.80 per Grayd share represents a premium of 65.7% to the volume weighted average price of Grayd shares on the TSX Venture Exchange for the 20-day period ended September 16, 2011 (the last trading day prior to announcement of the transaction).

Grayd shareholders will be entitled to receive, at their option, for each Grayd share they own either $2.80 in cash or 0.04039 of an Agnico-Eagle share and $0.05 in cash, in each case subject to pro ration.  The maximum amount of cash payable by Agnico-Eagle under the offer will be equal to one third of the total consideration (approximately $92 million).  The maximum number of shares issuable by Agnico-Eagle under the offer will be approximately 2.7 million (based on the number of Grayd shares outstanding on September 19, 2011 on a fully-diluted basis), or approximately 1.4% of Agnico-Eagle’s outstanding shares on a fully diluted basis.

Grayd owns a 100% interest in the La India project located in the Mulatos Gold Belt of Sonora, Mexico (approximately 70 kilometres northwest of Agnico-Eagle’s Pinos Altos gold mine). The project hosts a National Instrument 43-101 compliant measured and indicated gold resource(1) of 26.8 million tonnes at a

(1)  For additional information, see the report entitled “Preliminary Economic Assessment, La India Gold Project, Municipio of Sahuaripa, Sonora, Mexico”, dated December 6, 2010 filed under Grayd’s profile on SEDAR. The cut-off grade used in this estimate was 0.40 grams per tonne of gold.

grade of 0.88 gram per tonne (“g/t”), and an inferred gold resource of 19.7 million tonnes at a grade of 0.80 g/t.

Grayd recently discovered the Tarachi gold porphyry prospect located approximately 10 kilometres north of the La India project.  Both projects are located in a large package of exploration concessions that total approximately 54,000 hectares.

“This acquisition is consistent with our long-term strategy of building value by bringing our mine development and exploration skills to promising early stage gold deposits and projects.  The Grayd properties will benefit from the construction and operating experience gained at our Pinos Altos mine” said Sean Boyd, Vice-Chairman and CEO of Agnico-Eagle.  “It is expected that La India and, further out potentially Tarachi, will contribute to the ongoing growth in Agnico-Eagle’s gold production and cash flows reflecting the high quality of work performed by Grayd”, added Mr. Boyd.

The board of directors of Grayd, upon the unanimous recommendation of its Special Committee, has unanimously approved Agnico-Eagle’s acquisition of Grayd pursuant to the offer and is recommending that Grayd shareholders tender their shares to Agnico-Eagle’s offer.  The recommendation of the Grayd board is supported by a fairness opinion provided by Desjardins Securities Inc. to the Special Committee.  Grayd has engaged Canaccord Genuity Corp. as its financial advisor and Cassels Brock & Blackwell LLP as its legal advisor in connection with the offer.  Agnico-Eagle has engaged TD Securities Inc. as its financial advisor in connection with the offer.

“Thanks to the hard work and dedication of our team, our Mexican properties have advanced to the stage that it is time for us to join with a fully funded and well established mine builder like Agnico-Eagle for their final stage of development into gold mines” said Marc Prefontaine, President and CEO of Grayd. “We look forward to participating in the ongoing success of Agnico-Eagle and believe that the exploration potential of these properties will be fully revealed in the coming years” added Mr. Prefontaine.

All directors and officers of Grayd (representing approximately 8.0% of the outstanding Grayd shares on a fully-diluted basis) have agreed under lock-up agreements with Agnico-Eagle, to tender their shares to the offer, including shares issuable on the exercise of options held.

Full details of the offer will be included in Agnico-Eagle’s take-over bid circular, which is expected to be mailed with related documents to Grayd shareholders by early October, together with a directors’ circular which will set out the Grayd board’s unanimous recommendation that Grayd shareholders accept the offer.  The offer will be open for acceptance for a minimum of 35 days following the date of mailing.  The offer will be subject to certain customary conditions, including there being deposited under the offer and not withdrawn at the expiry time of the offer such number of Grayd shares that represents at least two thirds of the outstanding Grayd shares (calculated on a fully-diluted basis) and the absence of a material adverse change with respect to Grayd. The acquisition agreement provides for the payment, in certain circumstances, of a $10 million break fee to Agnico-Eagle.

Concurrently with the signing of the acquisition agreement, Agnico-Eagle and Grayd entered into a credit agreement, pursuant to which Agnico-Eagle has agreed to make available to Grayd a non-revolving term loan of $5 million, of which $600,000 has already been advanced, on a senior unsecured basis with a maturity date of August 13, 2012.  Grayd intends to use the proceeds of the loan to fund its ongoing exploration program on its La India property in Sonora, Mexico.  Grayd’s obligations under the credit agreement are guaranteed by Grayd’s Mexican subsidiary.  Interest on the loan is payable semi-annually at a rate of 7.5% per annum, compounded semi-annually in arrears.  The credit agreement contains customary covenants and events of default, including an event of default on the failure of Grayd to perform, observe or comply with any of the covenants or obligations contained in the acquisition agreement.  The loan may be repaid at any time without penalty.

Copies of the acquisition agreement, lock-up agreements, credit agreement, take-over bid circular, directors’ circular and certain related documents will be filed with securities regulators and will be available on SEDAR at www.sedar.com.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered gold producer with operations located in Canada, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders’ exposure to gold on a per share basis. It has paid a cash dividend for 29 consecutive years.

About Grayd

Grayd is a growth-oriented junior natural resource company focused primarily on exploring and developing a large land position in Mexico which is highly prospective for gold and silver mineralization.

Further information

For further information regarding Agnico-Eagle, contact Investor Relations at info@agnico-eagle.com, call (416) 947-1212 or visit Agnico-Eagle’s website at agnico-eagle.com

For further information regarding Grayd, contact

Marc A. Prefontaine - President and CEO, or

Daniel G. McIntyre - Manager Corporate Communications

(604) 681-7446 or www.grayd.com.

Hans Smit, P.Geo., Vice President Exploration for Grayd, is the Qualified Person that approved the disclosure relating to scientific and technical information of Grayd in this press release.

U.S. Shareholders

This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Grayd or Agnico-Eagle made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended). The offer will be made to these persons solely under the registration statement, offer to purchase, prospectus and other offer documents that Agnico-Eagle expects to file with the United States Securities and Exchange Commission (the “SEC”). U.S. investors and securityholders are advised to read these documents carefully when they become available, because they will include important information regarding the offer. At that time, investors and stockholders may obtain a free copy of the offer to purchase, prospectus, the related letter of transmittal and certain other offer documents from the SEC’s website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Agnico-Eagle. YOU SHOULD READ THE OFFER TO PURCHASE, PROSPECTUS AND OTHER OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This document uses the terms “measured mineral resources” and “indicated mineral resources”. Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This document uses the term “inferred mineral resources”. Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Forward-looking statements

The information in this press release has been prepared as at September 19, 2011. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “expect”, “will”, “estimated”, “estimates”, “anticipated”, “believe”, “projected” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include without limitation statements regarding expectations as to the anticipated timing, completion and settlement of the transaction, the anticipated timing of the mailing of the offer materials, the estimated mineral resources at Grayd’s properties, the ongoing growth of Agnico-Eagle’s gold production and cash flows, Grayd’s use of the proceeds borrowed under the credit agreement, and other benefits of the transaction containing forward-looking information.

This forward-looking information is subject to numerous risks, uncertainties and assumptions, certain of which are beyond the control of Grayd and/or Agnico-Eagle, including risks relating to acquisitions, including, without limitation, the parties may be unable to complete the acquisition or completing the acquisition may be more costly than expected because, among other reasons, conditions to the closing of the acquisition may not be satisfied; problems may arise with the ability to successfully integrate the businesses of Agnico-Eagle and Grayd; the parties may be unable to obtain regulatory approvals required for the acquisition; Agnico-Eagle may not be able to achieve the benefits from the acquisition or it may take longer than expected to achieve those benefits; and the acquisition may involve unexpected costs or unexpected liabilities.  Other risks include the impact of general economic conditions; industry conditions; volatility of metals prices; volatility of commodity prices; currency fluctuations; mining risks; risks associated with foreign operations; governmental and environmental regulation; competition from other industry participants; the lack of availability of qualified personnel or management; stock market volatility; the ability of Agnico-Eagle to complete or successfully integrate an announced acquisition proposal; unexpected costs or unexpected liabilities related to the acquisition; and failure to obtain required regulatory approvals, including stock exchange approvals.  Readers are cautioned that the material assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise.  Actual results, performance or achievement could differ materially from those expressed in, or implied by, this forward-looking information and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Grayd and/or Agnico-Eagle will derive therefrom.  Agnico-Eagle and Grayd disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by applicable securities laws.  Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts any responsibility for the adequacy or accuracy of this release.  The issuance of shares under the transaction is subject to TSX acceptance or approval.